# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oriental Culture Holding LTD, CIK 0001776067
CUSIP: G6796W115
Title of class of securities: Ordinary shares, par value of $0.00025 per share
Address of issuer's principal executive offices: 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023
Date of event which requires filing of this statement: 06/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001842841
Persons authorized to receive notices and communications: Mr. Aimin Kong, 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023, 86-19538323389

## Reporting persons
- Aimin Kong (CIK 0001842841): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 180,490,000; shared voting power 0; sole dispositive power 180,490,000; shared dispositive power 0; aggregate amount beneficially owned 180,490,000 (89.7% of the class)
  Comment: Including: (i) 490,000 shares indirectly owned by Mr. Aimin Kong as the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company and (ii) 12,000,000 preferred shares, each with 15 voting power, in his capacity as the sole shareholder and director of Hao Shun Investments Limited.
  
  Calculated based on a total of 21,233,927 issued and outstanding ordinary shares of the Issuer as of September 2, 2025.
- Hao Shun Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 180,000,000; shared voting power 0; sole dispositive power 180,000,000; shared dispositive power 0; aggregate amount beneficially owned 180,000,000 (89.4% of the class)
  Comment: In its capacity as holder of 12,000,000 preferred shares, each with 15 voting power, at the general meeting of the Company.
  
  Calculated based on a total of 21,233,927 issued and outstanding ordinary shares of the Issuer as of September 2, 2025

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of $0.00025 per share
Name of issuer: Oriental Culture Holding LTD
Address of issuer's principal executive offices: 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Aimin Kong and Hao Shun Investments Limited (together, the "Reporting Persons", and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).
Residence or business address:
Mr. Aimin Kong is a citizen of China. The business address of Mr. Aimin Kong is 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

Hao Shun Investments Limited is a company incorporated in the British Virgin Islands and it is wholly owned by Mr. Aimin Kong, who is also the sole director of Hao Shun Investments Limited. The registered address of Hao Shun Investments Limited is Crainmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
Mr. Aimin Kong is a citizen of China. The business address of Mr. Aimin Kong is 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

Hao Shun Investments Limited is a company incorporated in the British Virgin Islands and it is wholly owned by Mr. Aimin Kong, who is also the sole director of Hao Shun Investments Limited. The registered address of Hao Shun Investments Limited is Crainmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Aimin Kong is a citizen of China. The business address of Mr. Aimin Kong is 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

Hao Shun Investments Limited is a company incorporated in the British Virgin Islands and it is wholly owned by Mr. Aimin Kong, who is also the sole director of Hao Shun Investments Limited. The registered address of Hao Shun Investments Limited is Crainmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Aimin Kong beneficially owns an aggregate of 490,000 ordinary shares and 12,000,000 preferred shares of the Issuer, of which (i) 490,000 ordinary shares in his capacity as the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company and (ii) 12,000,000 preferred shares, each with 15 voting power, in his capacity as the sole shareholder and director of Hao Shun Investments Limited, a British Virgin Islands company. Mr. Aimin Kong's ownership and voting power represented approximately 89.7% of the total voting power of the Issuer under Section 13(d) of the Act. Mr. Aimin Kong has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 490,000 ordinary shares and 12,000,000 preferred shares of the Issuer. Hao Shun Investments Limited has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Issuer. Hao Shun Investments Limited's ownership and voting power represented approximately 89.4% of the total voting power of the Issuer under Section 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Aimin Kong beneficially owns an aggregate of 490,000 ordinary shares and 12,000,000 preferred shares of the Issuer, of which (i) 490,000 ordinary shares in his capacity as the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company and (ii) 12,000,000 preferred shares, each with 15 voting power, in his capacity as the sole shareholder and director of Hao Shun Investments Limited, a British Virgin Islands company. Mr. Aimin Kong's beneficial ownership and voting power represented approximately 89.9% of the total voting power of the Issuer under Section 13(d) of the Act. Mr. Aimin Kong has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 490,000 ordinary shares and 12,000,000 preferred shares of the Issuer. Hao Shun Investments Limited has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Issuer.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 23, 2025, the Board of Directors of the Issuer (the "Board") held a meeting and approved the appointment of Mr. Aimin Kong as the Chief Operating Officer of the Company. At the Board meeting, the Board also designated and granted 12,000,000 preferred shares of the Company, par value US$0.00005, to Mr. Aimin Kong or the company under his control, as "Preferred Shares" such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder. On May 19, 2025, the Board approved and ratified the Certificate of Designation in respect of the Preferred Shares (the "Certificate of Designation") that was filed as Annex A of Exhibit 99.1 of the Form 6-K filed with SEC on May 27, 2025 ("Form 6-K") and Employment Agreement by and between Mr. Kong and the Company dated January 27, 2025, which includes certain vesting and earn-out terms of the 12,000,000 Preferred Shares (the "Employment Agreement") that was filed as Exhibit 4.37 of the Form 20-F filed by the Issuer with SEC on May 15, 2025.

Pursuant to the terms of the Employment Agreement, (i) the 12,000,000 Preferred Shares are divided into two parts of a grant of 4,000,000 Preferred Shares shall vest without earn out requirement and a grant of 8,000,000 Preferred Shares shall vest upon the fulfilment of the earn out terms; (ii) the expiration date of the grant is January 26, 2030; (iii) the Preferred Shares to be granted are divided into three parts of 4,000,000 Preferred Shares each. The first 4,000,000 shares shall vest on the date of the Employment Agreement and the second and third parts, totaling 8,000,000 shares, are subject to the following four vesting terms. When any one of the condition is met, the 4,000,000 Preferred Shares of the second part will be vested on such date and when any one of the remaining three condition is met again, the final 4,000,000 Preferred Shares corresponding to the third part will be vested on such date; (iv) the four vesting terms are (a) based on the annual revenues of the Company's 2024 financial statements, when the annual revenue in 2025 reaches two times of the annual revenue in 2024, or when the annual revenue in any of the four years from 2026 to 2029 reaches to three times of the annual revenue of 2024, the grant shall vest in the first year that the above conditions are met; (b) based on the annual profit/loss in the financial statements of 2024, if the annual profit/loss in 2025 reduces the loss by US$1 million comparing to that of 2024, or if the annual profit/loss in 2026 reduces the loss by US$1.5 million comparing to that of 2024, or if in any of the three years between 2027 and 2029 that the Company turns into profitable, the grant shall vest in the first year in which the above conditions are met; (c) if the average of the total market capitalisation of the Company for 20 consecutive trading days for the first time reaches or exceeds two times of the closing total market capitalisation of the Company (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of Preferred Shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (d) the average of the total market capitalisation of the Company for 20 consecutive trading days of the Company reaches or exceeds 3 times of the closing total market capitalisation (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of preferred shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (v) the issuance of Preferred shares shall be subject to the approval of the shareholders at a general meeting of the Company.

On June 27, 2025, the Issuer held an Extraordinary General Meeting (the "Extraordinary Meeting") of shareholders. At the Extraordinary Meeting, the shareholders of the Issuer approved that 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Issuer or the company under his control, as "Preferred Shares" such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement. On June 27, 2025, the Issuer confirmed that vesting conditions have been met and issued 12,000,000 Preferred Shares to Hao Shun Investments Limited, a BVI company wholly owned by Mr. Aimin Kong.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A - Joint Filing Agreement dated September 4, 2025 by and between the Reporting Persons

## Signatures
- Aimin Kong: /s/ Aimin Kong, Aimin Kong (09/04/2025)
- Hao Shun Investments Limited: /s/ Aimin Kong, Aimin Kong (09/04/2025)